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                                  EXHIBIT 99.1

                       Press Release Dated March 29, 2000

             BAAN COMPANY ANNOUNCES CHANGE TO ITS SUPERVISORY BOARD

Barneveld, The Netherlands and Herndon, Virginia - March 29, 2000 - Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN), a global provider of enterprise business solutions, today announced that Joop Janssen has taken a leave of absence from his position on the Baan Company Supervisory Board effective immediately due to health reasons.

In his stead, Board member Hans Wortmann has assumed the role of Interim Chairman, a position Mr. Janssen has filled since Pierre J. Everaert was appointed interim Chief Executive Office of the Company in January of this year.

Mr. Janssen is the Chairman of the Management Board at Heijmans N.V. in the Netherlands and was elected to the Baan Supervisory Board at Baan's Meeting of Shareholders in March 1999.

"It is unfortunate to lose Joop's valuable leadership at this time, even if only temporarily," said Mr. Everaert. "But obviously the most important thing here is Joop's health, and we all wish him a speedy and full recovery."

About Baan Company

Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be

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reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

For more information, please contact:

Peter Kramer, Baan Company Public Relations
342-428-888
pkramer@baan.com

Dan O'Leary, Fleishman-Hillard (for Baan Company PR)
202-828-8819
olearyd@fleishman.com